McCarthy Multi-Cap Stock Fund
Form N-SAR for Semi-Annual Period Ended December 31, 2004

Sub-Item 77C. Submission of matters to a vote of security holders.

A special meeting of shareholders was held on September 27, 2004, at which the following matter was voted upon and approved by shareholders, with the following voting results:

Approve an agreement and plan of reorganization, attached to the prospectus/proxy statement for the special meeting, in which the management of the fund is transferred to McCarthy Group Advisors, LLC (“MGA”):

Total shares on record date (8/15/04)                                 3,149,335
Total shares voted           2,178,421
Total shares voted for                                                         2,178,122